SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 8th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Proposed new members for the Board of Directors

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 8th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

7 February, 2007

Two new members proposed for Swedish Match Board of Directors

At the upcoming Annual General Meeting on April 23, 2007, the Nominating Committee of Swedish Match AB will propose the election of Charles A. Blixt and John P. Bridendall to the Swedish Match Board of Directors.

Charles A. Blixt has extensive experience of the tobacco industry. In 1985, Mr. Blixt started an impressive career within RJ Reynolds Tobacco Holdings, Inc. and Reynolds American Inc., where he served, among other things, as Head of Department and Chief legal officer. Between 2004-2006, he held the position as Executive Vice President and General Counsel. Mr. Blixt is currently serving as interim General Counsel at Krispy Kreme Doughnuts, Inc. in Winston-Salem, North Carolina. Mr. Blixt holds a JD as well as a B.A. degree from the University of Illinois.

John P. Bridendall has vast experience from the business of branded fast-moving consumer goods. He most recently held the position of President, Jackson Enterprises, Consulting & Business Development in Santa Rosa, California, US and he is currently serving as a personal financial and strategic advisor to Jess Jackson, the founder of Kendall-Jackson Wine Estates. Jackson Enterprises is the holding company for the Jackson family domestic and international businesses including, among other things, 15 wineries and extensive investments in vineyards and real estate. Prior to this position, Mr. Bridendall was Executive Vice President, Finance and Administration within the same company from 2001-2006. Between 1985-2001, John P. Bridendall held the position as Senior Vice President, Director Corporate Development and Investor Relations at Brown-Forman Corporation, a consumer products company holding a number of famous liquor brands. John P. Bridendall has an MBA from The Wharton School of the University of Pennsylvania and a B.S. degree from the University of Tennessee.

In its proposal to the Annual General Meeting, the Nominating Committee has made particular note of Charles A. Blixt’s extensive experience from the tobacco industry, as well as John P. Bridendall’s vast experience of the US fast-moving consumer goods market, international profile and financial background.

As earlier announced, the current Chairman of Swedish Match, Mr. Bernt Magnusson, has informed the Board of Directors that he will not be available for re-election at the next Annual General Meeting. The Nominating Committee has proposed that Mr. Conny Karlsson succeed Mr. Magnusson as Chairman of the Board of Directors. Also, Mr. Karsten Slotte has announced that he is not available for re-election at the up-coming Annual General Meeting.

Consequently, the Nominating Committee proposes that, as of the Annual General Meeting in April 2007, the Swedish Match Board of Directors consists of: Conny Karlsson (Chairman), Charles A. Blixt, John P. Bridendall, Andrew Cripps, Sven Hindrikes, Arne Jurbrant, Kersti Strandqvist and Meg Tivéus.

The Nominating Committee consists of Bernt Magnusson (the present Chairman of the Board of Directors of Swedish Match), William N. Booth (Wellington Management Company), Mads Eg Gensmann (Parvus Asset Management), Michael Allison (Morgan Stanley) and Andy Brown (Cedar Rock Capital). Mads Eg Gensmann is the Chairman of the Committee.

Swedish Match is a global Group of companies with a broad assortment of market-leading brands in smokeless products, cigars, pipe tobacco and lights products. The Group’s global operations generated sales of 12,953 MSEK for the twelve month period ending September 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com